SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

March 31, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled "Fording Files Preliminary Short Form Prospectus"

                                                                                                                       Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

For Immediate Release

FORDING FILES PRELIMINARY SHORT FORM PROSPECTUS

CALGARY, March 31, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has filed with the securities regulatory authorities in each of the provinces and territories of Canada a copy of its preliminary short form prospectus and that it has signed an agreement with a syndicate of underwriters led by RBC Capital Markets in connection with the issuance of 2.0 million trust units at CDN$52.50 per trust unit to raise gross proceeds of CDN$105.0 million on a bought-deal basis. The issue will be offered in all provinces and territories of Canada. Closing is expected to occur on or about April 16, 2004 subject to regulatory approval.

The securities to be offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of Elk Valley Coal and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Controller

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca